                            UNITED STATES OF AMERICA

                 BEFORE THE SECURITIES AND EXCHANGE COMMISSION
--------------------------------------------
                                            )
In the matter of                            )
                                            )
AMERICAN ELECTRIC POWER COMPANY, INC.       )
1 Riverside Plaza                           )   Certificate of
Columbus, OH   43215                        )   Notification
                                            )
SEC File No. 70-6965                        )
                                            )
Public Utility Holding Company Act of 1935  )
--------------------------------------------)

      THIS IS TO CERTIFY THAT AMERICAN ELECTRIC POWER COMPANY, INC. ("AEP"),
in accordance with the terms and conditions of and for the purposes represented by the Application or Declaration herein and the Order of the Securities and Exchange Commission with respect thereto, dated July 17, 1984, has carried out the transactions set forth below:
1. American Electric Power Company, Inc., as of January 24, 1997, acted as indemnitor on behalf of its subsidiary, Cardinal Operating Company ("Cardinal") in the amount of $3,690,000. Cardinal is increasing the capacity of a pond by raising the existing dam crest. The Ohio Division of Water requires that dams, dikes or impoundments built in areas under their jurisdiction be bonded to assure completion according to construction plans.
2. American Electric Power Company, Inc., during 1997, acted as indemnitor on behalf of its subsidiary, Columbus Southern Power Company, who has entered into four (4) performance bonds for the erection of four towers by Sprint Com, in the aggregate amount of $216,370.
3. American Electric Power Company, Inc., in 1998, acted as indemnitor on behalf of its subsidiary, Columbus Southern Power Company, who entered into seventeen (17) additional performance bonds for the erection of seventeen (17) towers by Sprint Com, in the aggregate amount of $1,712,483.
4. American Electric Power Company, Inc., as of January 17, 1998, acted as indemnitor on behalf of its subsidiary, Ohio Power Company. This performance bond is for the lighting of a ball field with the City of Paulding, Ohio, in the amount of $42,676.
5. American Electric Power Company, Inc., as of August 1, 1997, acted as indemnitor on behalf of its subsidiary, Ohio Power Company. This performance bond is for the lighting of a ball field with the Village of Hicksville, Ohio, in the amount of $72,160.
6. American Electric Power Company, Inc., as of July 9, 1998, acted as indemnitor on behalf of its subsidiary, Ohio Power Company. This performance bond is for the construction of a distribution line extension with the North Central Electric Cooperative, Inc., in the amount of $233,700.
7. Pursuant to the Order of the Securities and Exchange Commission dated July 17, 1984, AEP will file further certificates of notification annually within 90 days after the close of the calendar year of its activities during that calendar year where it acted as an indemnitor, guarantor and/or surety in an aggregate amount not to exceed $75 million.
7. AEP will file a "past tense" opinion of counsel regarding the transactions described in Paragraphs 2 and 3, authorized by the Order dated July 17, 1984, at the time the last of such transactions has been carried out.

                            AMERICAN ELECTRIC POWER COMPANY, INC.

                            By         /s/ A. A. Pena
                                   A. A. Pena, Treasurer

Dated:  March 5, 1999